Clark Corporate Law Group llp		3273 E. Warm Springs Las Vegas, NV 89120 200 S. Virginia St., 8th Floor Reno, NV 89501
Bryan R. Clark^	Scott P. Doney	Telephone: 702-312-6255
Christopher T. Clark	Joe Laxague	Facsimile: 702-944-7100
Richard T. Cunningham^^		Email: jlaxague@clarkcorporatelaw.com

October 16, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Larry Spirgel

Re:	iWallet Corporation Registration Statement on Form S-1 Filed September 5, 2014 File No. 333-198610

Dear Mr. Spirgel:

I write on behalf of iWallet Corporation, (the “Company”) in response to Staff’s letter of October 2, 2014, by Larry Spirgel, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed October 2, 2014, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

general

1.                   We note you are registering for resale 20,968,130 shares of common stock which represents roughly 71% of your shares currently outstanding. Since you are registering such a high percentage of your outstanding common stock on this Form S-1, please provide us with a detailed analysis of why the transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i), rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer. See Compliance & Disclosure Interpretation 612.09, available on our website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm, for guidance in distinguishing secondary offerings from primary offerings.

In response to this comment, Company respectfully submits that the offering is appropriately characterized as an offering that is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i). The determination as to whether the offering is by or on behalf of a person or persons other than the registrant is a factual analysis as to whether the selling shareholders are actually underwriters selling on the Company’s behalf. The term “underwriter” is defined in Section 2(11) of the Securities Act as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.”

In order for one to be classified as an underwriter, one must lack investment intent. For purposes of determining whether one is acting as an underwriter, the presence of investment intent by a purchaser of securities is ascertained by reviewing the factual circumstance surrounding the issuance of the securities.

^Licensed in Colorado and District of Columbia

^^ Also admitted in Washington

As discussed on Page 32 of the Registration Statement, the Selling Shareholders acquired their shares in private offerings. The bulk of the selling shareholders acquired their shares and warrants in a private offering conducted pursuant to Rule 506 under Regulation D and closed concurrently with the company’s merger on July 21, 2014. Each of these selling shareholders acknowledged in writing that they were acquiring unregistered securities which were restricted and not freely transferable under the Securities Act. At the time of issuance, the Selling Shareholders were specifically advised that they were acquiring restricted securities and that the Company could give no assurances with regard to the development of an active public market for the Company’s securities. These investors paid $0.30 per Unit (each Unit consisting of one share and one warrant) as the sole consideration to the Company. The Company will receive no proceeds from any re-sale of these securities by the selling shareholders. To date, these selling shareholders have held their shares for just under three months.

An additional cohort of selling shareholders acquired their shares and warrants upon the automatic conversion of certain debentures previously issued by the Company’s accounting predecessor. Although the shares and warrants were also issued to these investors on July 21, 2014, their original investments were made at various dates over the course of 2013 and early 2014. These investors likewise invested fixed sums in the past as the sole consideration to the Company and the Company will likewise receive no proceeds from any re-sale of these securities by the selling shareholders.

Finally, a small number of the shares offered for re-sale under the Registration Statement are shares and warrants issued as compensation to the brokerage firms that assisted with the Rule 506 private placement discussed above. With the exception of these brokerage firms, none of the Selling Shareholders is in the business of underwriting securities. Instead, the selling shareholders consist almost completely of high net worth individuals and small funds that purchased their shares and warrants for investment.

In addition, with the exception of Jack Chadsey, who was recently appointed as CEO, and Anthony Durkacz, who was recently appointed to the Board of Directors, none of the Selling Shareholders are affiliates of the company. Mr. Chadsey, prior to his appointment, invested in the Rule 506 offering discussed above. In accord with the terms of that offering, which required the filing of a re-sale registration statement, his shares and warrants were included in the Registration Statement together with those of all forty (40) other subscribers. Mr. Durkacz, long prior to his appointment to the board, lent funds to the Company’s accounting predecessor under a debenture which converted to shares and warrants concurrent with the Company’s merger. His shares and warrants were similarly included in the Registration Statement together with those issued to all former convertible debenture holders in accordance with the terms of those debentures.

Also, the Company respectfully submits that the 71% calculation in this comment is inaccurate. The updated total issued and outstanding shares as of October 9, 2014, as reflected in the amended Registration Statement is 33,919,419. Further, assuming that all of the selling shareholders’ warrants are actually exercised, the total issued and outstanding shares in the Company will rise to 44,403,484 upon the issuance of the 10,484,065 shares underlying the warrants. The 20,968,130 shares being offered would thus represent a maximum of 47.22% of the issued and outstanding common stock. Further the actual exercise of these warrants is speculative at best and will depend upon market conditions and the investment decisions of the various selling shareholders.

Taken as a whole, the factual circumstances clearly indicate that the selling shareholders are legitimate investors and are not merely “acting as a conduit for the issuer.” Compliance and Disclosure Interpretation 612.09. In summary:

a.	The selling shareholders have held their shares for several months. In the case of those who were former debenture holders, their investments were made even longer ago.

b.	The selling shareholders received their shares in exchange for their bona fide investments in the Company, either in a Rule 506 private offering or upon conversion of debentures under which they lent bona fide funds to the Company’s accounting predecessor. Nothing about the circumstances under which the selling shareholders acquired their shares indicates an intent to act as underwriters selling on behalf of the issuer.

c.	With the two minor and incidental exceptions discussed above, the selling shareholders are not affiliates of the company.

d.	The amount of shares involved, while significant, is substantially less than the 71% suggested by the Comment. Registration of the re-sale of these shares is being made by the Company in compliance with bargained-for contractual commitments of the Company to its investors, as disclosed in the Registration Statement.

e.	With the minor exception of some shares and warrants issued as compensation to brokers in the Rule 506 offering, the selling shareholders are not in the business of underwriting securities.

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Prospectus Cover Page, page 3

2.                   We note your disclosure that you are registering 20,968,130 shares of common stock and 20,968,130 shares underlying warrants. However, in other in all other sections of your registration statement you state that you are registering a total of 20,968,130 comprised of 10,484,065 shares of common stock and 10,484,065 shares underlying warrants. Please advise or revise your disclosure as appropriate.

This discrepancy is the result of a typographical error. In response to this comment, the Company has corrected the prospectus cover page to refer to 10,484,065 shares of common stock and 10,484,065 shares underlying warrants.

Risk Factors, page 6

3.                   Please revise your risk factors to discuss the unavailability of Rule 144 for the resale of your common shares.

In response to this comment, the Company has added the following additional risk factor under the subsection entitled “Risks Relating to our Common Stock”:

“Because we were formerly considered a “shell company” within the meaning of Rule 12b-2 under the Exchange Act, the ability of any holders of “restricted securities,” as defined under Rule 144 promulgated under the Securities Act, to re-sell their shares may be limited by applicable regulations for a period of time and our ability to attract additional investment through private offerings in the near future may be limited.

Formerly, we were classified as a “shell company” under Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act. As such, any “restricted securities,” as defined under Rule 144 promulgated under the Securities Act, may not be resold in reliance on safe harbors provided under Rule 144 until: (1) we have filed Form 10 information with the SEC when we cease to be a “shell company”; (2) we have filed all reports as required by Section 13 and 15(d) of the Securities Act for twelve consecutive months; and (3) one year has elapsed from the time we file the current Form 10 type information with the SEC reflecting our status as an entity that is not a shell company. We ceased to be a shell company on July 21, 2014. In addition, we filed Form 10 type information reflecting our status as a non-shell company with SEC in our Current Report on Form 8-K filed July 25, 2014, as amended on July 31, 2014 and September 3, 2014. One year must elapse from the date of this filing, however, until the requirements of Rule 144(i) are met. In addition, we must remain current in our SEC filingd during this period. As a result, we may experience difficulty in raising additional capital through private offerings of common stock or other securities until such time as the one year period has elapsed. For so long as the safe harbors provided under Rule 144 are not available to holders of restricted securities, our ability to raise significant additional capital in any offering other than a registered public offering may be severely limited. To the extent that any capital from future private offerings is available to us prior to the conclusion of the required one year period, the investors may demand re-sale registration rights in connection with such offerings or otherwise insist on terms which make such financings unattractive or infeasible.”

Because we conduct business outside of the United States, we are subject to certain additional risks related to doing business in foreign countries., page 8

4.                   We note your reference to your products being manufactured “under contract” in China. Please revise your registration statement to file this contract as an exhibit to your filing. Please refer to Item 601 of Regulation S-K.

In response to this comment, the Company has filed this contract as Exhibit 10.1 to the Registration Statement.

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Directors and Executive Officers, page 24

5.                   We note subsequent to filing your registration statement a Form 8-K was filed on September 10, 2014 announcing the appointment of Jack B. Chadsey as your new Chief Executive Officer. Please revise your disclosure to include all information required under Item 401, Item 402, Item 403, and Item 404 of Regulation S-K. Additionally, please revise your disclosure as appropriate in other relevant section of your filing. For example, please file any employment agreements with your executive officers.

In response to this comment, the Company has amended and updated the Registration Statement throughout to reflect all required information for Mr. Chadsey and for the additional directors appointed to the Company’s board on October 6, 2014.

Executive Compensation

Compensation Discussion and Analysis, page 25

6.                   We note your disclosure on page 25 regarding the compensation of your executive officers. Please advise whether the monthly salary due to your executive officers is accrued if the company is lacking the “financial resources and ability to pay.”

In response to this comment, the Company has added the following disclosure to this section:

“Accruals will be recorded for any wages owed to Mr. Cabouli and Mr. LaCalle in the event that there is not enough cash to meet payroll requirements.”

Part II

Recent Sales of Unregistered Securities, page 32

7.                   Please revise to include the consideration received for the September 2, 2014 units placement. Please refer to Item 701(c) of Regulation S-K.

In response to this comment, the Company added the requested information to this disclosure.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Joe Laxague

Joe Laxague, Esq.

Enclosure (Acknowledgment by the Company)

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Via EDGAR

October 17, 2014

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

Re:	iWallet Corporation Registration Statement on Form S-1 Filed September 5, 2014 File No. 333-198610

Dear Mr. Spirgel:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated October 2, 2014 by Larry Spirgel, Assistant Director of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

iWallet Corporation.

/s/ Jack B. Chadsey

By:	Jack B. Chadsey
Chief Executive Officer

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